SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-14369

NOTIFICATION OF LATE FILING

(Check One):

/ / Form 10-K / / Form 20-F / / Form 11-K /X / Form 10-Q / / Form 10-D / / Form N-SAR
/ / Form N-CSR
For Period Ended:	September 30, 2005

/ / Transition Report on Form 10-K / / Transition Report on Form 10-Q

/ / Transition Report on Form 20-F / / Transition Report on Form N-SAR

/ / Transition Report on Form 11-K
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
American Community Properties Trust

Full Name of Registrant

Former Name if Applicable
222 Smallwood Village Center

Address of Principal Executive Office (Street and Number)
St. Charles, Maryland 20602

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 15, 2005, the Company announced it is in the process of restating its financial statements for prior periods to correct its tax accounting for years ended December 31, 2002, 2003 and 2004 and its quarterly results for the quarters ended March 31, 2005 and June 30, 2005 and as a consequence, the Company's Form 10-Q for the quarter ended September 30, 2005 could not be filed by the due date of November 14, 2005.

The Company recognizes that PCAOB Auditing Standard No. 2 provides that a restatement of previously issued financial statements to reflect a correction of a misstatement is a strong indicator that a material weakness in internal control over financial reporting exists.  Accordingly, due to the restatement discussed in the paragraph above, the Company and its independent registered public accounting firm may determine that a "material weakness" in internal control over financial reporting existed as of the end of the fiscal year ended December 31, 2004.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Cynthia L. Hedrick	(301)	843-8600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

/X/ Yes	/ / No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes	/ / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fourth quarter 2005, the Company determined that certain intercompany interest was subject to a U.S. withholding tax when the interest is paid. This withholding obligation had not been previously accrued when the interest income was earned. This adjustment will decrease net income by $45,000 and $48,000 for the three months ended March 31, 2005 and June 30, 2005, respectively, and $149,000, $141,000 and $148,000 for the years ended December 31, 2004, 2003 and 2002, respectively, and decrease retained earnings as of December 31, 2001 by $469,000 related to the period from 1998 through the end of 2001.

In addition, at the same time the Company determined that certain income from our Puerto Rico operations could be treated as income of ACPT even though it was not distributed to ACPT. This undistributed income may not constitute qualifying income for purposes of the publicly traded partnership ("PTP") provisions of the Internal Revenue Code and could affect ACPT's tax status as a PTP. The Company believes that maintaining our PTP status is in the best interest of ACPT and its shareholders. Accordingly, the Company is actively pursuing alternatives available under the Internal Revenue Code to maintain our PTP status. One possible result is that the Company may be required to pass taxable income through to the current shareholders to maintain its PTP status. If such an outcome were reached, the Company would plan to declare and pay dividends adequate to offset any additional tax burden incurred by shareholders. However, if the Company is unsuccessful in its efforts to preserve its PTP status, ACPT would be subject to U.S. federal income taxes at regular corporate rates. The Company cannot predict whether it will be successful in its efforts to preserve its PTP status and, accordingly, the Company has decreased net income, by $142,000 and $154,000 for the three months ended March 31, 2005 and June 30, 2005, respectively, and $474,000, $416,000 and $471,000 for the years ended December 31, 2004, 2003 and 2002, respectively, and decreased retained earnings at December 31, 2001 by $3,008,000 for the period 1998 through the end of 2001 for this matter. The estimated amounts accrued for this matter remain subject to final resolution with the IRS and therefore are subject to change.
American Community Properties Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2005	By:	/s/ Cynthia L. Hedrick
Cynthia L. Hedrick
Chief Financial Officer